January 28, 2018

To the Members of the Board of Directors of
BlueFire Renewables, Inc.

This letter shall serve as formal notice of my resignation, effective immediately, from my position as a member of the board of directors of BlueFire Renewables, Inc. (the "Company"), and all other positions with the Company to which I have been assigned, regardless of whether I served in such capacity. The resignation is not the result of any disagreement with the Company on any matter relating to the Company's operations, policies or practices.

Sincerely,

Joe Sparano

Joseph Sparano